Exhibit 99.1

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE EXTRAORDINARY GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOTICE OF EXTRAORDINARY GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY TO BE HELD AT 3PM (SYDNEY TIME) ON 24 FEBRUARY 2023 AT THE OFFICES OF THE COMPANY AT THREE INTERNATIONAL TOWERS, LEVEL 24, 300 BARANGAROO AVENUE, SYDNEY NSW 2000.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 3pm (SYDNEY TIME) ON 22 FEBRUARY 2023.

19 January 2023

Dear Fellow Shareholder

We are pleased to invite you to attend an Extraordinary General Meeting of the Shareholders of Kazia Therapeutics Limited, which is scheduled to be held at Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000 on 24 February 2023 at 3pm (Sydney time).

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Kazia website which can be found at www.kaziatherapeutics.com.

AGENDA

The resolutions on the agenda for this Meeting cover the following:

•	The ratification of the prior issue of ATM Shares;

•

The ratification of the prior issue of Tranche 1 Placement Shares under Listing Rule 7.1 and Listing Rule 7.1A as part of the Company’s recent placement to professional and sophisticated investors; and

•	Approval to issue Tranche 2 Placement Shares under Listing Rule 7.1 as part of the Company’s placement to professional and sophisticated investors.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in this Notice of Meeting, by no later than 3pm (Sydney time) on 22 February 2023. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important, and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Notice and return it to the Company or the Share Registry in accordance with the directions provided.

On behalf of the Board of Directors

Kate Hill

Company Secretary

NOTICE OF EXTRAORDINARY GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Time and Place of Meeting

NOTICE is hereby given that an Extraordinary General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified below will be conducted.

Date:	24 February 2023

Time:	3pm (Sydney time)

Location:	Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000

Special Business

RESOLUTION 1 – RATIFICATION OF PRIOR ISSUE OF ATM SHARES UNDER LISTING RULE 7.1A

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 1 – Ratification of prior issue of ATM Shares

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue and allotment of 12,316,180 ATM Shares on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 2 – RATIFICATION OF PRIOR ISSUE OF TRANCHE 1 PLACEMENT SHARES UNDER LISTING RULE 7.1

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Ratification of prior issue of Tranche 1 Placement Shares under Listing Rule 7.1

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue and allotment of 22,597,918 Tranche 1 Placement Shares to sophisticated and professional investors at an issue price of $0.11 per Tranche 1 Placement Share, which were issued under the Company’s placement capacity under Listing Rule 7.1, on the terms and conditions set out in the Explanatory Memorandum.”

RESOLUTION 3 – RATIFICATION OF PRIOR ISSUE OF TRANCHE 1 PLACEMENT SHARES UNDER LISTING RULE 7.1A

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 3 – Ratification of prior issue of Tranche 1 Placement Shares under Listing Rule 7.1A

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue and allotment of 2,789,100 Tranche 1 Placement Shares to sophisticated and professional investors at an issue price of $0.11 per Tranche 1 Placement Share, which were issued under the Company’s additional placement capacity under Listing Rule 7.1A, on the terms and conditions set out in the Explanatory Memorandum.”

RESOLUTION 4 – APPROVAL TO ISSUE TRANCHE 2 PLACEMENT SHARES UNDER LISTING RULE 7.1

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 4 – Approval to issue Tranche 2 Placement Shares under Listing Rule 7.1

“That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the issue and allotment of 15,522,075 Tranche 2 Placement Shares to sophisticated and professional investors at an issue price of $0.11 per Tranche 2 Placement Share, on the terms and conditions set out in the Explanatory Memorandum.”

Other Business

To transact any other business as may be brought before the Meeting in accordance with the Constitution of the Company and of which the requisite notice has been given.

By order of the Board

Kate Hill

Company Secretary

Dated: 19 January 2023

Notes:

(a)	A Shareholder who is entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy.

(b)

The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(c)

If you wish to appoint a proxy and are entitled to do so, then complete the attached proxy form in accordance with the instructions on the form and return the completed proxy form to the Share Registry in a manner indicated on the form no later than 3pm (Sydney time) on 22 February 2023.

(d)

If the proxy has two or more appointments that specify different ways to vote on the resolution the proxy must not vote on a show of hands. If the proxy is the Chair of the Meeting, the proxy must vote on a poll or must vote the way specified in the proxy form. If the proxy is not the Chair of the Meeting the proxy need not vote on the poll, but if the proxy does so, the proxy must vote as specified in the proxy form.

(e)

If the proxy form specifies the way the proxy is to vote on a particular resolution and the proxy is not the Chair of the Meeting and a poll is demanded and either the proxy is not recorded as attending, or the proxy does not vote, the Chair of the Meeting is deemed the proxy for that resolution.

(f)

A corporation may elect to appoint a representative, rather than a proxy, under the Corporations Act, in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the Meeting.

(g)

The Company has determined under regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that for the purpose of voting at the Meeting or any adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7pm (Sydney time) on 22 February 2023.

(h)

If you have any queries on how to cast your votes, please call the Company’s share registry, Computershare Investor Services Pty Limited, on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) during business hours.

Voting Exclusion Statements

Resolution 1: Ratification of prior issue of ATM Shares under Listing Rule 7.1A	The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of any person who participated in the issue of ATM Shares the subject of this Resolution 1 and any Associates of those persons.

Resolution 2: Ratification of prior issue of Tranche 1 Placement Shares under Listing Rule 7.1	The Company will disregard any votes cast in favour of Resolution 2 by or on behalf of any person who participated in the issue of Tranche 1 Placement Shares the subject of this Resolution 2 and any Associate of those persons.

Resolution 3: Ratification of prior issue of Tranche 1 Placement Shares under Listing Rule 7.1A	The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of any person who participated in the issue of Tranche 1 Placement Shares the subject of this Resolution 3 and any Associate of those persons.

Resolution 4: Approval to issue Tranche 2 Placement Shares under Listing Rule 7.1	The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue of Tranche 2 Placement Shares the subject of this Resolution 4 (except a benefit solely by reason of being a holder of Shares in the Company) and any Associates of those persons.

However, the Company need not disregard a vote cast on Resolutions 1 to 4 if:

•

it is cast by a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

•

it is cast by the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

•	it is cast by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

•	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the Resolution; and

•	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full and, if in doubt about what to do in relation to a Resolution, Shareholders should consult their stockbroker, solicitor or financial or other professional advisor.

Special Business

(A)	Resolutions 1, 2 and 3 – Ratification of prior issue of ATM Shares and Tranche 1 Placement Shares

Background to Resolution 1 - Ratification of prior issue of ATM Shares

Between 28 October 2022 and 11 January 2023, the Company issued 12,316,180 Shares under its At-The-Market (ATM) financing facility (ATM Shares), announced by the Company on 23 April 2022.

Under the ATM facility, the Company may offer and sell via Oppenheimer up to US$35 million of ATM Shares, in the form of American Depository Shares (ADSs), with each ADS representing 10 ATM Shares. Sales of ADSs under the ATM may be made from time to time, with the timing and amount of any sales to be determined by Kazia at its sole discretion, based on a variety of factors.

ATM Shares under the ATM facility are issued at market price and attract low levels of banking fees, providing an attractive form of financing for the Company with minimal dilution to existing shareholders.

The following table shows details of the ATM Share issues to date:

Date of issue	No of shares	Issue price ($USD)	Issue price ($AUD equivalent)	Amount raised ($AUD)	Issued under LR 7.1	Issued under LR 7.1A
28-Oct-22	12,296,180	0.120	0.187	2,293,288		12,296,180
11-Jan-23	20,000	0.095	0.138	2,760		20,000

Totals	12,316,180			2,296,048	—	12,316,180

The issue of ATM Shares did not fall within any of the specified exceptions set out in Listing Rule 7.2 and as it has not yet been approved by Shareholders, it effectively reduced the Company’s capacity to issue further equity securities without shareholder approval under Listing Rule 7.1A for the 12-month period following the issue date of the ATM Shares.

Accordingly, Resolution 1 seeks approval from Shareholders under Listing Rule 7.4 (and for all other purposes) to ratify the issue of the ATM Shares under Listing Rule 7.1A.

Background to Resolutions 2 and 3 - Ratification of prior issue of Tranche 1 Placement Shares

As announced to the ASX on 16 January 2023, the Company undertook a placement of Shares to qualified sophisticated and professional investors at A$0.11 per Share (Placement Shares) to raise A$4 million (before costs) (Placement). The issue price represented a discount of 19% to the closing price of the Company’s Shares on 11 January 2023 (being the last closing price prior to the announcement of the Placement).

The Placement involves:

•

the issue of 25,387,018 Placement Shares under the Company’s existing placement capacity under Listing Rules 7.1 and 7.1A (Tranche 1 Placement Shares). The Tranche 1 Placement Shares were issued on 16 January 2023; and

•

the issue of 15,522,073 Placement Shares, subject to Shareholder approval (Tranche 2 Placement Shares). Shareholder approval for the issue of the Tranche 2 Placement Shares is being sought under Resolution 4 of this Notice of Meeting.

The issue of Tranche 1 Placement Shares did not fall within any of the specified exceptions set out in Listing Rule 7.2 and as it has not yet been approved by Shareholders, it reduced the Company’s capacity to issue further equity securities without shareholder approval under Listing Rules 7.1 and 7.1A for the 12-month period following the issue date of the Tranche 1 Placement Shares.

Accordingly, Resolutions 2 and 3 seek approval from Shareholders under Listing Rule 7.4 (and for all other purposes) to ratify the issue of the Tranche 1 Placement Shares. 22,597,918 Tranche 1 Placement Shares were issued under the Company’s 15% placement capacity under Listing Rule 7.1 and 2,789,100 Tranche 1 Placement Shares were issued under the Company’s existing 10% additional placement capacity under Listing Rule 7.1A, which was approved by Shareholders at the Company’s 2022 annual general meeting.

Listing Rules 7.1 and 7.1A

Under Listing Rule 7.1, the Company is not permitted to issue, or agree to issue, more equity securities during any 12-month period than the amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12-month period unless the issue is approved by Shareholders or an exemption under Listing Rule 7.2 applies.

Under Listing Rule 7.1A, eligible entities may seek shareholder approval to increase the 15% limit under Listing Rule 7.1 by an additional 10% for a period of 12 months from approval being granted. The Company received Shareholder approval for the issue of securities under Listing Rule 7.1A at its 2022 annual general meeting, which was held on 16 November 2022.

Listing Rule 7.4

Listing Rule 7.4 provides that where Shareholders ratify a prior issue of equity securities made under Listing Rule 7.1, the issue is treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing the Company’s 15% placement capacity and enabling it to issue further securities up to that limit.

Listing Rule 7.4 also allows for issues under the Company’s 10% additional placement capacity under Listing Rule 7.1A to be ratified, the effect of which will be that, if Resolutions 1 and 3 are passed, the Company will replenish its additional placement capacity under Listing Rule 7.1A.

If Resolutions 1, 2 and 3 are approved by Shareholders, then the ATM Shares and the Tranche 1 Placement Shares will be excluded in calculating the Company’s expanded 25% placement capacity under Listing Rules 7.1 and 7.1A, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12-month period following each respective issue date. Accordingly, the Company will have capacity to issue the following securities without Shareholder approval (calculated as at the date of the Meeting):

(a)	30,581,710 securities under Listing Rule 7.1; and

(b)	20,427,807 Shares under the Company’s additional placement capacity.

If Resolutions 1, 2 and 3 are not approved by Shareholders, the ATM Shares and Tranche 1 Placement Shares will be included in calculating the Company’s expanded 25% placement capacity under Listing Rules 7.1 and 7.1A, effectively decreasing to zero the number of equity securities it can issue without Shareholder approval over the 12-month period following each respective issue date.

Information required under Listing Rule 7.5

For the purposes of Listing Rule 7.5, the Company provides the following information to Shareholders regarding Resolutions 1 to 3:

ATM Shares (Resolution 1)

Date of issue	28 October 2022 and 11 January 2023

Number and type of securities issues	12,296,180 fully paid ordinary shares on 28 October 2022 20,000 fully paid ordinary shares on 11 January 2023

Issue price per security	US$0.120 per ATM share, equivalent to A$0.187 per ATM Share US$0.095 per ATM share, equivalent to A$0.138 per ATM share

• Both converted at the daily spot rate on the date of issue

Terms of securities issued	The ATM Shares issued were fully paid ordinary shares and rank equally in all respects with the Company’s existing Shares on issue

Persons to whom securities were issued	The ATM Shares were sold on market by Oppenheimer and the Company to market participants, who, as far as the Company is aware, are not:

• related parties of the Company, a member of the Company’s key management personnel, a substantial holder of the Company, an adviser to the Company or Associates of those persons; and

• issued more than 1% of the issued capital of the Company.

Intended use of funds	Proceeds will be used to further the R&D programs of the Company, and to fund working capital.

Tranche 1 Placement Shares (Resolutions 2 and 3)

Date of issue	16 January 2023

Number and type of securities issues	25,387,018 Tranche 1 Placement Shares, of which: • 22,597,918 Tranche 1 Placement Shares were issued under Listing Rule 7.1 (Resolution 2); and

• 2,789,100 Tranche 1 Placement Shares were issued under Listing Rule 7.1A (Resolution 3).

Issue price per security	A$0.11 per Tranche 1 Placement Share

Terms of securities issued	The Tranche 1 Placement Shares are fully paid ordinary shares and rank equally in all respects with the Company’s existing Shares on issue

Persons to whom securities were issued	The Tranche 1 Placement Shares were issued to sophisticated and institutional investors by the Company, who, other than the Willoughby Capital Allocation, as far as the Company is aware, are not:

• related parties of the Company, a member of the Company’s key management personnel, a substantial holder of the Company, an adviser to the Company or Associates of those persons; and

• issued more than 1% of the issued capital of the Company.

Intended use of funds	Proceeds will be used to further the R&D programs of the Company, and to fund working capital.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolutions 1,2 and 3.

(B) Resolution 4 – Approval to issue to Tranche 2 Placement Shares under Listing Rule 7.1

Background

As noted above, the Company announced on 16 January 2023 that the Placement would be under taken in two tranches as follows:

•

the issue of 25,387,018 Tranche 1 Placement Shares under the Company’s existing placement capacity under Listing Rules 7.1 and 7.1A. The Tranche 1 Placement Shares were issued on 16 January 2023. Shareholder approval is being sought under Resolutions 2 and 3 to ratify the issue of the Tranche 1 Placement Shares; and

•	the issue of 15,522,073 Tranche 2 Placement Shares, subject to Shareholder approval.

Resolution 4 seeks Shareholder approval under and for the purposes of Listing Rule 7.1 to issue 15,522,073 Tranche 2 Placement Shares.

Listing Rule 7.1

Under Listing Rule 7.1, the Company is not permitted to issue, or agree to issue, more equity securities during any 12-month period than the amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12-month period unless the issue is approved by Shareholders or an exemption under Listing Rule 7.2 applies.

The issue of the Tranche 2 Placement Shares does not fall within any of the specified exceptions set out in Listing Rule 7.2. It therefore requires Shareholder approval under Listing Rule 7.1.

If Resolution 4 is approved by Shareholders, then the issue of the Tranche 2 Placement Shares can proceed without using up any of the Company’s expanded 25% placement capacity under Listing Rules 7.1 and 7.1A, effectively increasing the number of equity securities it can issue without Shareholder approval over the 12-month period following the issue of the Tranche 2 Placement Shares.

If Resolution 4 is not approved by Shareholders but Resolutions 1-3 are approved, then the issue of the Tranche 2 Placement Shares will only proceed to the extent permitted under Listing Rules 7.1 and 7.1A as it would need to be included in calculating the Company’s expanded 25% placement capacity under Listing Rules 7.1 and 7.1A, effectively decreasing the number of equity securities it can issue without Shareholder approval over the 12 month period following the issue of the Tranche 2 Placement Shares. If none of Resolutions 1-4 are approved, then the issue of the Tranche 2 Placement Shares will not proceed and the Company will need to assess other means to raise capital.

Information required by Listing Rule 7.3

For the purposes of Listing Rule 7.3, the Company provides the following information to Shareholders regarding Resolution 4:

Tranche 2 Placement Shares

Number and type of securities issues	15,522,073 fully paid ordinary shares

Issue price per security	A$0.11 per Tranche 2 Placement Share

Date of issue of securities	The Tranche 2 Placement Shares will be issued on or around 27 February 2023

Terms of securities issued	The Tranche 2 Placement Shares are fully paid ordinary shares and will rank equally in all respects with the Company’s existing Shares on issue.

Persons to whom securities were issued	The Tranche 2 Placement Shares will be issued to sophisticated and institutional investors identified by the Company, who, other than the Willoughby Capital Allocation, as far as the Company is aware:

• are not related parties of the Company, a member of the Company’s key management personnel, a substantial holder of the Company, an adviser to the Company or Associates of those persons; and

• will be issued more than 1% of the issued capital of the Company.

Intended use of funds	Proceeds will be used to further the R&D programs of the Company, and to fund working capital.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

A$	Australian dollars.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in the Listing Rules.

ATM Shares	The Shares issued by the Company under the ATM financing facility announced by the Company on 23 April 2022.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company	Kazia Therapeutics Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

Explanatory Statement	The Explanatory Memorandum accompanying the Notice of Meeting.

The Willoughby Capital Allocation	The allocation of 9,090,909 shares to Willoughby Capital Pty Ltd as trustee for Willoughby Capital Trust, or associated entities, which together own 19,220,000 ordinary shares in the Company according to their last lodged Substantial Shareholder Notice dated 30 October 2020.

Listing Rules	The listing rules of the ASX as amended from time to time.

Meeting or General Meeting	The general meeting of the Company to be convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Placement	The share placement conducted by the Company on 16 January 2023, as described in section A of the Explanatory Memorandum.

Placement Shares	The Tranche 1 Placement Shares and the Tranche 2 Placement Shares.

Proxy Form	The proxy form attached to this Notice.

Resolution	A resolution set out in the Notice.

Share	A fully paid ordinary share in the capital of the Company.

Share Registry	Computershare Investor Services Pty Limited.

Shareholder	A registered holder of one or more Share(s).

Tranche 1 Placement Shares	The 25,387,018 Shares issued on 16 January 2023 to sophisticated and institutional investors under the Placement.

Tranche 2 Placement Shares	The 15,522,073 Shares proposed to be issued to sophisticated and institutional investors under the Placement, subject to Shareholder approval.

US$	United States dollars